14048869

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER 8- 68571

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Eight Pines Securities, L.L.C.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

77 W. Wacker Drive, Suite 4000
(No. and Street)

Chicago (City) IL (State) 60601-1842 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas Gordy 312-220-0135
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MRPR
(Name – *if individual, state last, first, middle name*)

28411 Northwestern Hwy., Suite 800 (Address) Southfield (City) MI (State) 48034 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas Gordy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Eight Pines Securities, L.L.C., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chief Executive Officer

Title

Paula C Andrews

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent auditors' report on internal control structure.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PAULA C. ANDREWS
Notary Public, State of Michigan
County of Oakland
My Commission Expires Oct. 27, 2014
Acting in the County of Oakland

EIGHT PINES SECURITIES, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION PURSUANT TO RULE 17a5 OF THE SECURITIES AND EXCHANGE COMMISSION

AND

INDEPENDENT AUDITORS' REPORT

FOR THE YEAR ENDED DECEMBER 31, 2013

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068571 FINRA DEC
EIGHT PINES SECURITIES LLC 9*9
77 W WACKER DR STE 4000
CHICAGO IL 60601-1842

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Michael Fixler
312-683-9464

2. A. General Assessment (item 2e from page 2) $ 4,655

B. Less payment made with SIPC-6 filed (exclude interest) (0)

Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 4,655

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 4,655

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 4,655

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Eight Pines Securities LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CEO
(Title)

Dated the 14 day of February, 20 14.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2013**
and ending **12/31/2013**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,861,840
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	1,861,840
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	0
2d. SIPC Net Operating Revenues	$ 1,861,840
2e. General Assessment @ .0025	$ 4,655
	(to page 1, line 2.A.)

MRPR
CPAs & Advisors

Board of Directors
Eight Pines Securities, LLC
Chicago, Illinois

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Eight Pines Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Eight Pines Securities, LLC's compliance with the applicable instructions of Form SIPC-7. Eight Pines Securities, LLC's management is responsible for Eight Pines Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the check register and on the bank statement noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting that the amount of $4,655 due with the 2013 fourth quarter Form SPIC-7 was not accrued on the books or the fourth quarter Focus Report. This was the only difference that was "passed on" in connection with the year end audit because of immateriality;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and work papers supporting the adjustments noting no differences.

One Northwestern Plaza • 28411 Northwestern Highway Suite 800 • Southfield Michigan 48034-5538 • www.mrpr.com
O 248.357.9000
F 248.357.9001

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than those specified parties.

February 21, 2014
Southfield, Michigan

MRPR
CPAs & Advisors

INDEPENDENT AUDITORS' REPORT

Sole Member
Eight Pines Securities, LLC
Chicago, Illinois

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Eight Pines Securities, LLC (the Company), as of December 31, 2013, and the related statements of operations, changes in member's equity and cash flows for the year ended December 31, 2013 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Eight Pines Securities, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the Schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in this Schedule has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the Schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated in all material respects in relation to the financial statements as a whole.

Southfield, Michigan
February 21, 2014

EIGHT PINES SECURITIES, LLC

FOR THE YEAR ENDED DECEMBER 31, 2013

TABLE OF CONTENTS

EIGHT PINES SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Cash and cash equivalents	$ 24,900
Receivable from affiliate	1,827,642
Other assets	5,313
Total assets	$ 1,857,855

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable	$ 450
Payable - affiliate	225
Total	675
Member's equity	1,857,180
Total liabilities and member's equity	$ 1,857,855

See notes to financial statements.

EIGHT PINES SECURITIES, LLC

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2013

REVENUES:	
Success fee	$ 1,827,642
Other revenues	34,197
Total revenues	1,861,839
OPERATING EXPENSES:	
Regulatory expenses	11,032
Direct and shared expenses	62,775
Total operating expenses	73,807
NET INCOME	$ 1,788,032

See notes to financial statements.

EIGHT PINES SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY FOR THE YEAR ENDED DECEMBER 31, 2013

BALANCE, AT BEGINNING OF YEAR	$ 27,148
MEMBER CONTRIBUTION	42,000
NET INCOME	1,788,032
BALANCE, AT END OF YEAR	$ 1,857,180

See notes to financial statements.

EIGHT PINES SECURITIES, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 1,788,032
Adjustments to reconcile net income to net cash used in operating activities:	
Increase in receivable from affiliate	(1,827,642)
Prepaids and other assets	(2,985)
Accounts payable	405
Net cash used in operating activities	(42,190)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Member contributions	42,000
DECREASE IN CASH AND CASH EQUIVALENTS	(190)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	25,090
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 24,900

See notes to financial statements.

EIGHT PINES SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - Summary of Significant Accounting Policies

Organization - Eight Pines Securities, LLC (the Company) was formed for the purpose of doing business as a broker-dealer, operations commenced May 22, 2012. The Company is a wholly owned subsidiary of Variant Capital Advisors, LLC and is a member of the National Association of Securities Dealers and monitored by Financial Industries Regulatory Authority (FINRA). The Company is a securities broker-dealer that introduces transactions and accounts on a fully disclosed basis and does not carry customer accounts or hold customers securities or introduce accounts on a fully-disclosed basis to a clearing firm.

Use of estimates in the preparation of financial statements - The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue and expenses recognition - During the 2013, revenues earned consisted of success fees (Note 2) and other miscellaneous income.

Computation of customer reserve - The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to Rule 15c3-3 of the Securities and Exchange Act of 1934. The Company meets the exempting provisions of Paragraph (k)(2)(ii).

Income taxes - The Company is a limited liability company under the Internal Revenue Code. Because of this election, Federal income taxes are not provided for in the accompanying financial statements.

Cash and cash equivalents - The Company considers any investment with a maturity of three months or less at date of purchase to be cash or cash equivalent. At December 31, 2013, cash consists of cash in bank accounts.

Subsequent events - The Company has evaluated events and transactions that occurred between December 31, 2013 and February 21, 2014, which is the date that the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.

NOTE 2 - Success Fee

The Company earned a success fee of $1,827,642 at a closing transaction in December 2013. This revenue and other earned billings of $34,183 originated with Variant Capital, an affiliate. At December 31, 2013, the $1,827,642 remains as a outstanding receivable due from Variant Capital on the Company's statement of financial condition. Management is unsure whether the Company will be able to collect all of this amount in the next year and has included the amount in the non-allowable assets for purposes of the calculation of net capital.

NOTE 3 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission "Uniform Net Capital Rule" (Rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $5,000 or 6 2/3 % of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

At December 31, 2013, the Company had net capital of $24,225 which was $19,225 in excess of the required capital of $5,000.

The Company is also subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. SEC Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2013, the Company's ratio of aggregate indebtedness to net capital was 2.79 to 1.

NOTE 4 - Transactions with Related Company

In addition to earned success fees (Note 2) the Company is affiliated with another professional corporation who provides most of the administrative services under a shared expense operating agreement. The financial statements are not necessarily indicative of the conditions that would have existed, or the results of operations that would have occurred, had the Company been an unaffiliated company. The Company reimbursed its affiliated company in 2013 for shared administrative expenses including compensation, rent, overhead, etc. in the amount of $56,650.

NOTE 5 - SIPC Assessment

The Company is a member of the Securities Investor Protection Corporation ("SIPC). The SIPC assessment for 2013 is due February 28, 2014 and is not expected to be a material amount to the financial statements.

EIGHT PINES SECURITIES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2013

1. Total ownership equity from Statement of Financial Condition			$ 1,857,180	{3480}
2. Deduct ownership equity not allowable for Net Capital			-	{3490}
3. Total ownership equity qualified for Net Capital			1,857,180	{3500}
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			-	{3520}
B. Other (deductions) or allowable credits (list)			-	{3525}
5. Total capital and allowable subordinated liabilities			1,857,180	{3530}
6. Deductions and/or charges:				
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)*	1,832,955	{3540}		
B. Secured demand note deficiency	-	{3590}		
C. Commodity futures contracts and spot commodities-proprietary capital charges	-	{3600}		
D. Other deductions and/or charges	-	{3610}	(1,832,955)	{3620}
7. Other additions and/or allowable credits (list)	-	{3630}		
8. Net capital before haircuts on securities positions	24,225	{3640}		
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f))				
A. Contractual securities commitments	-	{3660}		
B. Subordinated securities borrowings	-	{3670}		
C. Trading and investment securities:				
1. Exempted securities	-	{3735}		
2. Debt securities	-	{3733}		
3. Options	-	{3730}		
4. Other securities	-	{3734}		
D. Undue concentration	-	{3650}		
E. Other (list)	-	{3736}	-	{3740}
10. Net Capital			$ 24,225	{3750}

Non-allowable assets include:	
Receivable, from affiliate	$ 1,827,642
Other assets	5,313
Total non-allowable assets	$ 1,832,955

EIGHT PINES SECURITIES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2013
(CONTINUED)

Part A

11. Minimum net capital required (6 2/3% of line 18)			$	45 {3756}
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiary computed in accordance with Note (A)				5,000 {3758}
13. Net capital requirement (greater of line 11 or 12)				5,000 {3760}
14. Excess net capital (line 10 less line 13)				19,225 {3770}
15. Excess net capital at 1000% (line 10 less 10% of line 18)				18,225 {3780}

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. Liabilities from Statement of Financial Condition			$	675 {3790}
17. Add:				
A. Drafts for immediate credit	$ -	{3800}		
B. Market value of securities borrowed for which no equivalent value is paid or credited	-	{3810}		
C. Other unrecorded amounts (list)	-	{3820}		- {3830}
18. Total aggregate indebtedness			$	675 {3840}
19. Percentage of aggregate indebtedness to net capital (line 18 / line 10)				2.79% {3850}
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				0.00% {3860}

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker-dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits, if the alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of Company (contra to item 1740) and partners' securities which were included in nonallowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material nonallowable assets.

(D) There are no material differences between the amount reported herein and the Form X-17-A-5 Part IIA Filing.

Statement Pursuant to Rule 17a-5(d)(4) – A reconciliation of the Company's computation of net capital as reported in the unaudited Part IIA of Form X-17A-5 was not prepared as there are no differences between the Company's computation of net capital and the computation contained herein.

EIGHT PINES SECURITIES, LLC

REPORT ON INTERNAL CONTROL
DECEMBER 31, 2013

PURSUANT TO RULE 17a-5(g) OF THE SECURITIES AND EXCHANGE COMMISSION

MRPR
CPAs & Advisors

Sole Member
Eight Pines Securities, LLC
Chicago, Illinois

In planning and performing our audit of the financial statements of Eight Pines Securities, LLC (the Company), as of and for the year ended December 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

One Northwestern Plaza • 28411 Northwestern Highway Suite 800 • Southfield Michigan 48034-5538 • www.mrpr.com

O 248.357.9000
F 248.357.9001

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employee, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Southfield, Michigan
February 21, 2014